

Gerhard Richter (b. 1932)

Abstraktes Bild (908-8) (2009)



Gerhard Richter is one of the most important Contemporary artists living today, well known for his abstract compositions and innovative striation technique.

INVESTMENT THESIS

Median Price Appreciation of Repeat Sales
14.4% ?

Appraised Value
N/A

Initial Offering
$2,442,000

Average Hammer Prices



$3.0m
$2.5m
$2.0m
$1.5m
$1.0m
$0.5m
99
04
09
14
19

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	significant 37 years
2020 Auction Sales	significant $102,409,151
Repeat Sales	view

56% Progress

INVEST NOW

DEAL SHEET

Price appreciation of similar works for each painting is based on public auction sales for the specific artist who created the subject painting that occurred prior to the qualification of the applicable offering by the SEC. Unless otherwise indicated, such data will not be updated for sales occurring after such date. Past performance of similar works is not indicative of future performance and is not intended to be a proxy for historical or projected future performance of the specific painting or the shares.

WHY WE LIKE THIS PAINTING

- Gerhard Richter (b. 1932) is one of the top selling living artists, with over $300 million in public auction sales since 2018.
- The Metropolitan Museum of Art in New York referred to Richter as "one of the greatest artists of our time," and presented a recent solo exhibition of his paintings in March 2020.
- Masterworks' offering is an excellent small-scale, commercially desirable example of Richter's "Abstraktes Bilder" series, executed in the artist's innovative squeegee technique developed in the 1970s.
- Larger works created after 2000 have exceeded $10 million at auction, including *Abstraktes Bild (889-14)* (2004), which sold for $13.2 million in February 2013, and *Abstraktes Bild (940-7)* (2015), which recently sold for $12.2 million in June 2021.
- Although there are no guarantees, Richter's repeat auction sales have shown 14.4% median appreciation historically over 152 repeat sale pairs.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales	2020 Number of Lots Sold
$102,409,151	281

GERHARD RICHTER OVERALL ARTIST MARKET

Average Hammer Price

Important disclosures



$316.9K
$599.3K
$487.2K
$469.8K
$408.9K
$345.7K
$617.6K
$1.2M
$2.2M
$318.7K
$1.2M
$2.2M
$2.8M
$2.3M
$2.9M
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

The chart includes a summary of average hammer prices for paintings by Gerhard Richter based on public records as tracked by ArtPrice. Between the year ending December 31, 2000 and the year ending December 31, 2020, 1,356 paintings by Gerhard Richter were sold at auction for a total of $2.0 billion. From the year ending December 31, 2000 to the year ending December 31, 2020, total auction sales, excluding buyer's premium, have increased by 8.8% annually on average and average hammer prices increased by 7.5% annually on average.

GERHARD RICHTER

b. 1932, Germany



THE PAINTING

Abstraktes Bild (908-8), 2009

Oil on wood
24 × 20 in. (61 × 51 cm.)

MEDIAN PRICE APPRECIATION OF REPEAT SALE PAIRS[1]

14.4%

INITIAL OFFERING

$2,442,000

Offering Circular: sec.gov/edgar

Gerhard Richter is one of the most important Contemporary artists living today, and is well known for his abstract compositions and innovative striation technique.

The Painting belongs to Gerhard Richter's series of *Abstraktes Bilder*, translated to English as *Abstract Paintings*, which he began working on in the 1970s. Works of this series range in scale from small to large formats of over 100 inches in height, and are presented primarily on canvas, aluminum di-bond, or on wood—like the Painting. The Painting is an excellent small-scale example of the artist's squeegee technique, whereby Richter uses a squeegee and palette knife to both apply and reveal layers of color. The Painting's color palette is highly desirable and commercial: primarily red and pink with white and green accents. While large examples from the 1980s have exceeded $40.0 million at auction, with the artist's top record *Abstraktes Bild (599)* (1986) which sold on February 10, 2015 for £30,389,000 ($46,306,758), works created after 2000 have exceeded $10.0 million at auction: *Abstraktes Bild (889-14)* (2004) sold for £8,441,250 ($13,202,115) on February 13, 2013 and *Abstraktes Bild (940-7)* (2015) recently sold for HK$95,100,000 ($12,242,650) on June 8, 2021 at Phillips and Poly Auction in Hong Kong. Similar to the Painting, the medium-scale abstract on aluminum di-bond *Abstraktes Bild (910-3)* (2009) recently sold for $3,630,000 against an estimate range of $1,800,000 to $2,500,000 on May 14, 2021 at Christie's in New York. The series, color palette and execution make the Painting a commercial and desirable work by Gerhard Richter.

In 2002, the Museum of Modern Art in New York staged a major retrospective of the artist's work titled "Forty Years of Painting". Another major solo retrospective, "Panorama", was mounted by the Tate Modern in 2011 and traveled to Berlin and Paris. In 2020, the Metropolitan Museum of Art mounted another retrospective of the artist's work titled "Gerhard Richter: Painting After All". The artist's work is held in important museum collections such as the Tate in London, the Museum of Modern Art in New York, the National Gallery of Art in Washington, D.C., and the Los Angeles County Museum of Art.

As of July 27, 2021, Richter's auction records are led by *Abstraktes Bild (599)* (1986), which sold for £30,389,000 ($46,306,758) on February 10, 2015, followed by *Domplatz, Mailand [Cathedral Square, Milan]* (1968), which sold for $37,125,000 on May 14, 2013, and *Abstraktes Bild (809-4)* (1994), which sold for £21,321,250 ($34,165,171) on October 12, 2012.

As of July 27, 2021, Richter's auction records are led by *Abstraktes Bild (599)* (1986), which sold for £30,389,000 ($46,306,758) on February 10, 2015, followed by *Domplatz, Mailand [Cathedral Square, Milan]* (1968), which sold for $37,125,000 on May 14, 2013, and *Abstraktes Bild (809-4)* (1994), which sold for £21,321,250 ($34,165,171) on October 12, 2012.

OVERALL ARTIST MARKET FOR PAINTINGS[2]

Average Hammer Price[3]


3.0M
2.3M
1.5M
750K
1999
2000
2002
2004
2005
2007
2008
2010
2012
2013
2015
2016
2018
2020







As of July 27, 2021, Richter's auction records are led by *Abstraktes Bild (599)* (1986), which sold for £30,389,000 ($46,306,758) on February 10, 2015, followed by *Domplatz, Mailand [Cathedral Square, Milan]* (1968), which sold for $37,125,000 on May 14, 2013, and *Abstraktes Bild (809-4)* (1994), which sold for £21,321,250 ($34,165,171) on October 12, 2012.

1. Based on median annualized price appreciation across 152 sales of paintings by Gerhard Richter bought and sold at public auction as tracked by Masterworks. Purchase and sale prices include auction house buyer's premium, but exclude any sales taxes, VAT, artist resale right fee or other charges assessed by the auction house.

2. The chart includes a summary of average hammer prices for paintings by Gerhard Richter based on public records as tracked by ArtPrice. Between the year ending December 31, 2000 and the year ending December 31, 2020, 1,356 paintings by Gerhard Richter were sold at auction for a total of $2.0 billion. From the year ending December 31, 2000 to the year ending December 31, 2020, total auction sales, excluding buyer's premium, have increased by 8.8% annually on average and average hammer prices increased by 7.5% annually on average. This analysis does not include works on paper, prints, editions, multiples or any non-unique works of art by the artist. This analysis also excludes artworks that went "unsold" or were "bought-in" at auction as a result of not meeting the seller's reserve price. For the purposes of the chart below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date per ArtPrice. Though we believe this to be a comprehensive list of public auction sales, no definitive object-oriented database is known to Masterworks, and therefore, despite our best efforts the list of objects may be incomplete.

3. Based auction sales of paintings as tracked by ArtPrice. Shown as hammer price, excluding buyer's premium. Excludes any sales tax, VAT or artist resale rights. Average hammer price, excluding buyer's premium. Excludes any sales tax, VAT or artist resale rights.

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